

January 25, 2013

Via E-mail
Mr. Erle Martin, President and Chief Executive Officer
Crimson Wine Group, Ltd.
5901 Silverado Trail
Napa, CA 94558

> **Re: Crimson Wine Group, Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed January 15, 2013**
> **File No. 000-54866**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Exhibit 99.1

Cover Page

1. We note your response to comment 3 of our letter dated January 3, 2013. Please supplementally confirm that the information statement to be filed as an exhibit to a Form 8-K will contain the appropriate disclosures as set forth in Schedule 14C.

Audited Consolidated Financial Statements of Crimson Wine Group, Ltd., page F-1

Consolidated Statements of Operations, page F-4

2. We note your response to comment 22 of our letter dated January 3, 2013. Please be advised that as a result of the spinoff, Crimson Wine Group will no longer be a

wholly-owned subsidiary of Leucadia. As such, please present the historical income (loss) per share data for Crimson for the periods presented in your Form 10 registration statement.

Unaudited Pro Forma Financial Statements, page F-36

3. Please revise to present historical and pro forma per share data pursuant to Article 11-02(b)(7) of Regulation S-X.

4. We note in your response to prior comment 14 of our letter dated January 3, 2013 that you do not believe that certain new and incremental costs to be incurred once you become a stand-alone public company are subject to pro forma adjustments as these adjustments are not factually supportable. However, we note on page F-10 that you estimate the expected costs under the administrative services agreement with Leucadia to be approximately $180,000. Please further explain to us why you believe that the costs under this agreement are not factually supportable, or revise to present the pro forma effects of this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director